February 22, 2013

VIA EDGAR

Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         AMREP Corporation
Form 10-K for Fiscal Year Ended April 30, 2012
Filed July 26, 2012
File No. 001-04702

Dear Mr. McTiernan:

AMREP Corporation (the “Company”) has considered carefully each of the comments in your letter dated February 12, 2013, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below (in italics) before the applicable response.

Item 1A.  Risk Factors, page A-7

Major Business Risks, page A-7

1.	In future Exchange Act periodic reports, please revise your disclosure to identify and discuss the risks related to the fact that you do not presently have a Chief Executive Officer.

In future Exchange Act periodic reports, the Company will provide disclosure identifying and discussing the risks related to the fact that the Company does not presently have a Chief Executive Officer.

The Company has a significant shareholder whose interests . . . page A-18

2.
We note your disclosure regarding the risks related to the significant voting power of a significant shareholder, Nicholas G. Karabots.  In future Exchange Act periodic reports, please revise and update this disclosure to address the relationships between Mr. Karabots and your directors and executive officers as well as his financing relationships with you.

In future Exchange Act periodic reports, the Company will provide disclosure regarding the relationships between Mr. Karabots and the Company’s directors and executive officers as well as his financing relationships with the Company.

Executive Officers of the Registrant, page A-20

3.
We note your disclosure regarding your executive officers under Item 4 of Part I.  In future Exchange Act periodic reports, to the extent you retain this disclosure, please relocate it to Item 10 of Part III.

Based on a subsequent telephone call received from Beth Frohlichstein, the Company was advised that this comment is not applicable.

In connection with the responses to your comments set forth above, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to your comments, please contact me at (609) 716-8210 or F. Douglas Raymond, III at (215) 988-2548.

Sincerely,

/s/ Peter M. Pizza
Vice President and Chief Financial Officer

cc:           F. Douglas Raymond, III (Drinker Biddle & Reath LLP)